SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2002

GUANGSHEN RAILWAY COMPANY LIMITED
(Translation of Registrant's Name Into English)

No. 1052 Heping Road, Shenzhen, People's Republic of China 518010
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

GUANGSHEN RAILWAY COMPANY LIMITED (the "Registrant") is furnishing under cover of this Form 6-K in English the following document: a copy of a public announcement of resolutions passed at the annual general meeting for the year 2001 and the rotation of directors and supervisors as published on South China Morning Post in Hong Kong on July 2.

廣深鐵路股份有限公司

Guangshen Railway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2001 AND THE ROTATION OF DIRECTORS AND SUPERVISORS

The annual general meeting ("**AGM**") for the year 2001 of Guangshen Railway Company Limited (the "**Company**") was held on Friday, 28th June 2002, 9:00 a.m. at the Conference Room, 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China (the "**PRC**").

The AGM was lawfully constituted and each of the following resolutions was passed as an ordinary resolution at the AGM:—

1. The work report of the Board of Directors of the Company for the year 2001 was approved.
2. The work report of the Supervisory Committee of the Company for the year 2001 was approved.
3. The audited financial statements of the Company for the year 2001 were approved.
4. The Company's proposed profits distribution plan for the year 2001 was approved as follows:

(1) Pursuant to the articles of association of the Company ("**Articles of Association**") and the PRC's "Notice of Issues Relating to Profit Distribution of Trial Enterprises to be Listed on the Overseas Stock Markets", the lower of the after-tax profits as shown in the financial statements prepared in accordance with the PRC accounting standards and international accounting standards shall be adopted when the Company distributes its after-tax profits for the fiscal year. Therefore, the Company's profit attributable to shareholders for the year 2001 was Renminbi ("**RMB**") 582,562,000.

(2) Pursuant to relevant PRC regulations, the Company maintains revenue reserves based on the audits conducted in compliance with PRC auditing standards. Hence, RMB55, 064,000, and RMB55,064,000, each representing 10% of the Company's after-tax profits, will be set aside as statutory surplus reserve and statutory public welfare fund, respectively.

(3) A final cash dividend of RMB0.10 per share will be distributed to all the shareholders whose names appeared on the register of Shareholders of the Company on 29th May 2002.

The Company would like to make the following explanation in respect of the payment of the Company's final dividends:

(a) Dividends payable to holders of H shares are calculated in RMB and paid in Hong Kong dollars based on the following formula:

$$\text{Final Dividends in Hong Kong Dollars} = \frac{\text{The RMB value of the final dividends}}{\text{The average closing exchange rate of RMB to Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared}}$$

In respect of the Company's final dividends for the year 2001 to be paid to holders of H shares, the average closing exchange rate of RMB to Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividends was declared (which was 28th June 2002) was RMB1 to HK$0.9428. Therefore, the dividends per H share of the Company, being RMB0.10, will be HK$0.09428.

(b) The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the receiving agent ("**Receiving Agent**") of the holders of H shares in Hong Kong to receive on behalf of the holders of H shares in Hong Kong dividends declared in respect of the H shares and to hold the same pending payment in trust for the holders of H shares. Dividends payable to holders of H shares will be paid by the Receiving Agent and dispatched by Hong Kong Registrars Limited on or before 28th July 2002. Dividends distributed to the holders of H shares by mail shall be posted at the risk of the recipients.

5. The appointment of Jiang Linyang as the director of the third Board of Directors was approved;
6. The appointment of Li Daihua as the director of the third Board of Directors was approved;
7. The appointment of Wu Yiquan as the director of the third Board of Directors was approved;
8. The appointment of Wu Houhui as the director of the third Board of Directors was approved;
9. The appointment of Shen Jun as the director of the third Board of Directors was approved;
10. The appointment of Li Qingyun as the director of the third Board of Directors was approved;
11. The appointment of Li Peng as the director of the third Board of Directors was approved;
12. The appointment of Chang Loong Cheong as the director of the third Board of Directors was approved;
13. The appointment of Deborah Kong as the director of the third Board of Directors was approved;
14. The proposal relating to salary subsidy to the third Board of Directors proposed by Guangzhou Railway (Group) Company was approved;
15. The appointment of Gu Hongxi as the supervisor of the third Supervisory Committee was approved;
16. The appointment of Zhao Genrong as the supervisor of the third Supervisory Committee was approved;
17. The appointment of Chen Yongbao as the supervisor of the third Supervisory Committee was approved;
18. The appointment of Chen Yunzhong as the supervisor of the third Supervisory Committee was approved;
19. The appointment of Yao Muming as the supervisor of the third Supervisory Committee was approved;
20. The salary subsidy proposal to the third Supervisory Committee proposed by the Guangzhou Railway (Group) Company was approved;
21. The appointment of Pan-China (Schinda) Certified Public Accountants as the Company's PRC auditors for 2002 was approved, and the Board of Directors was authorized to fix their remunerations.
22. The appointment of PricewaterhouseCoopers, Certified Public Accountants as the Company's international auditors for 2002 was approved, and the Board of Directors was authorized to fix their remunerations.
23. The Company's budget for 2002 was approved;

The following resolution was passed as a special resolution at the AGM:—

1. Proposed amendments to Article 117 of the Articles of Association were approved;

   Article 117 was revised as follows:—

   "Article 117 The supervisory committee shall comprise of 5 representatives of shareholders who shall be elected or removed by the shareholders at a general meeting and 2 representatives of staff and workers of the Company who shall be elected or removed democratically by the staff and workers".

The third Board of Directors convened its first meeting on 28th June 2002 at 11:00 a.m. and Mr. Jiang Linyang was elected Chairman of the Company.

The third Supervisory Committee convened its first meeting on 28th June 2002 at 12:00 noon and Mr. Gu Hongxi was elected Chairman of the third Supervisory Committee of the Company.

By order of the Board
Jiang Linyang
Chairman

Shenzhen, the PRC
28th June 2002

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUANGSHEN RAILWAY COMPANY LIMITED

By: ____________________

Name: Yao Xiaocong
Title: Company Secretary

Dated: July 2, 2002